Exhibit 99.1

Aurelion Reports First Quarter 2026 Results

HONG KONG, March 3, 2026 /PRNewswire/ -- Aurelion Inc. (NASDAQ: AURE) (“Aurelion” or the “Company”) today announced its unaudited financial results for the quarter ended December 31, 2025.

Recent Developments

●	In October 2025, the Company completed a series of financing transactions, including an approximately $100 million private placement of equity securities anchored by Antalpha Platform Holding Company (NASDAQ: ANTA) and a $50 million three-year term loan. In connection with these transactions, the Company announced the implementation of its XAUt treasury strategy, pursuant to which Tether Gold (“XAUt”), a digital asset backed by physical gold, is intended to serve as the Company’s primary treasury reserve asset.

●	On October 10, 2025, Björn Schmidtke was appointed as Chief Executive Officer of the Company. Following the closing of the financing transactions, the Company also implemented a number of changes to its Board of Directors and management team. These changes were intended to support the Company’s strategic direction and long-term growth initiatives.

●	On October 14, 2025, the Company announced the purchase of 33,318.32 units of Tether Gold (“XAUt”) with approximately $134.15 million at an average price of $4,026.34 per XAUt, using proceeds from recent financing transactions. The purchases were executed on October 12 and 13, 2025.

●	On November 26, 2025, the Company’s Class A ordinary shares started trading on the NASDAQ under its new name “Aurelion Inc.”

●	In January 2026, the Company entered into an at-the-market equity offering sales agreement with Cantor Fitzgerald & Co. and other sales agents, pursuant to which the Company may, from time to time, offer and sell Class A ordinary shares having an aggregate offering price of up to $500 million, subject to market conditions and other factors.

●	On February 13, 2026, the Company announced the 1-for-10 share consolidation (the “Share Consolidation”) of Class A ordinary shares and Class B ordinary shares (together, the “Ordinary Shares”) effective the opening of trading on February 19, 2026. Upon the effectiveness of the Share Consolidation, every 10 issued and outstanding Ordinary Shares of a par value of US$0.000625 each will automatically be consolidated into one issued and outstanding Ordinary Share of par value US$0.00625.

For the quarter ended December 31, 2025, the Company reported non-operating income of US$9.9 million, primarily driven by fair value gains on XAUt held resulting from the appreciation of gold during the quarter.

“Aurelion’s mission is to restore verifiable, physically-backed gold at an institutional scale. We believe the traditional gold investment landscape is built on trust rather than verification, leaving investors exposed to systemic risk through products that offer synthetic exposure but no direct access to the underlying physical asset.” said Björn Schmidtke, Chief Executive Officer of Aurelion. “Through our partnership with Tether, we provide direct, on-chain access to XAUt — a fully redeemable, LBMA-backed digital gold {London Bullion Market Association}— combining the transparency of blockchain with the security of physical bullion. Our strategy is to modernize gold investing, providing a verifiable, cost-efficient alternative that truly serves gold’s role as a portfolio diversifier in today’s digital age.”

Net Asset Value (NAV) as of December 31, 2025

Aurelion reports the following unaudited Net Asset Value (“NAV”) based on its unaudited condensed consolidated balance sheet as of December 31, 2025:

(In US$1 millions, except for XAUT price and unit, unaudited)	2025
Total assets	148.8
Cash & Cash Equivalents	3.6
XAUt	144.5
Price per unit (based on 12/31/2025 price)	4,338
Units (1 XAUt = 1 troy ounce)	33,318
Debt	40.6
Net Asset Value(1)	108.2

Shares Outstanding(2)	36.8
NAV per Share	2.94
Gold Ounce per Share	0.0009
XAUt Value per Share(3)	3.93

(1)	NAV is calculated as cash plus XAUt holdings minus debt.

(2)	The number of shares outstanding is presented in million, and includes issued and outstanding share capital and pre-funded warrants that were outstanding as of December 31, 2025, adjusted for the 1-for-10 share consolidation effective as of February 19, 2026.

(3)	XAUt value is based on the closing price as of December 31, 2025.

About Aurelion

Aurelion is NASDAQ’s first Tether Gold (XAUt) Real World Asset (RWA) company focused on developing a business around tokenized gold. XAU₮ combines the stability of physical gold with the efficiency of blockchain, providing investors access to tokenized gold reserve that could serve as a safe haven to inflation, currency devaluation and crypto volatility. In parallel to building a business around the development of tokenized gold, Aurelion provides wealth management and asset management services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements, although not all forward-looking statements contain these words. These statements are based on assumptions and assessments made by Aurelion in light of its experience and perception of historical trends, current conditions, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in the market for our products and services; our ability to access additional capital; our ability to attract and retain qualified personnel; changes in general economic, business and industry conditions; changes in applicable laws or regulations; expansion plans and opportunities; changes in the regulatory environment for crypto currencies and stablecoin ecosystems; changes in the price of digital assets, including XAUt; changes in spot price of gold; changes in price correlation between stablecoins and their pegged assets, including XAUt and gold; risks associated with owning digital assets, including XAUt, including price volatility, limited liquidity and trading volumes, relative anonymity, potential widespread susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges and other risks inherent in its entirely electronic, virtual-form and decentralized network; the fluctuation of our operating results, including because we may be required to account for our digital assets at fair value; limitations in our ability to time the price of our purchase of digital assets; our potential subjection to corporate alternative minimum tax due to unrealized fair value gains on our digital asset holdings; legal, commercial, regulatory and technical uncertainty regarding digital assets and enhanced regulatory oversight of companies holding digital assets including the possibility that regulators reclassify any digital assets we hold, including XAUt, as a security or a “cash item”, causing us to be in violation of securities laws and be classified as an “investment company” under the Investment Company Act of 1940; competition by other digital asset treasury companies, gold-related asset treasury companies, and the availability of financial products related to gold; the possibility of experiencing greater fraud, security failures or operational problems on digital asset trading venues compared to trading venues for more established asset classes, and any malfunction, breakdown or abandonment of the underlying blockchain protocols, or other technological difficulties, may prevent access to or use of such digital assets; elevation of rehypothecation risk in times of market condition changes as the XAUt we own may be rehypothecated; and from time to time when we hold our digital assets through a third-party custodian, the loss of direct control over our digital assets and dependence on the custodian’s security practices and operational integrity which may lead to the loss of its digital assets as a result of the insolvency of the custodian, theft by employees or insiders of the custodian or if the custodian’s security measures are compromised, including as a result of a cyber-attack. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided herein is as of the date of this presentation, and the Company undertakes no duty to update such information, except as required under applicable law.

Contacts

Investor Contact: ir@aurelion.com

Aurelion Inc.

Condensed Consolidated Statements of Income

(in USD, except for shares data)

	Three months ended December 31, 2024	Three months ended December 31, 2025
	(unaudited)	(unaudited)
Operating expense
Sales and marketing	—	173,477
General and administrative
- Operational	218,950	605,441
- Public company related	373,437	419,217
Provision for credit losses	8,498	—
Unrealized gain on XAUt and XAUt collateral receivables due from related party(i)
		(10,399,549)
Total operating expenses	600,885	(9,201,414)
Income (loss) from operations	(600,885)	9,201,414
Non-operating income (Expense)
- Loan Interests	—	(628,710)
- Other income	4,147	136,838
Income before income tax	(596,738)	8,709,542
Income tax expense	26,787	—
Net (loss) income	(569,951)	8,709,542
Comprehensive (loss) income	(583,063)	8,769,506
Weighted average number of ordinary shares
Basic(ii)	2,280,683	31,955,822
Diluted(ii)	2,280,683	34,953,155
(Loss) earnings per share
Basic(ii)	(0.25)	0.27
Diluted(ii)	(0.25)	0.25

(i)	Represents unrealized gains on XAUt assets held by the Company as of the reporting date and no XAUt assets were sold during the period.

(ii)	All share and per share data for the current and prior periods have been retrospectively adjusted to reflect the 1-for-10 share consolidation effective February 19, 2026.

Aurelion Inc.

Condensed Consolidated Balance Sheets

(in USD)

	As of September 30,	As of December 31,
	2025	2025
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	5,024	3,585,197
Crypto assets held	—	126
XAUt	—	72,476,837
Amounts due from related parties	—	—
Prepaid expenses and other current assets	14,126	172,079
Deferred offering cost	12,466
Total current assets	31,616	76,234,239
Non-current assets:
XAUt collateral receivable from related party, non-current (i)	—	72,073,550
Deferred offering cost		480,573
Total non-current assets	—	72,554,123
Total assets	31,616	148,788,362
Liabilities and shareholders’ equity
Current liabilities:
Amounts due to related parties	1,664	110,755
Accrued expenses and other current liabilities(ii)	321,611	1,263,489
Total current liabilities	323,275	1,374,244
Non-current liabilities:
Loan payables due to related party, non-current	—	40,590,795
Total non-current liabilities	—	40,590,795
Total liabilities	323,275	41,965,039
Total shareholders’ (deficit) equity	(291,659)	106,823,323
Total liabilities and shareholders’ equity	31,616	148,788,362

(i)	XAUt collateral receivable from related party serves as collateral for the loan payable due to related party of $40,590,795.

(ii)	Accrued expenses and other current liabilities include accrued liabilities, other payables and the payroll payable.

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